

VOGHERA
RISTORANTE & APERICENA

presented by

MARCO ALBERTIN

(720) 503-0400

marco@vogheraristorante.com

EXECUTIVE SUMMARY

Company overview

Voghera – Ristorante & Apericena will be the trade name of Voghera Apericena, LLC, a company organized under Colorado law.

The plan is to expand and grow, owning and operating multiple concepts, always in the "authentic Italian" niche market, going beyond the Voghera Apericena, like perhaps an Italian seafood house, and a traditional pizza place.

Following is a quick introduction of myself: I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. It wasn't long before I fell in love with this country and little did I know that my "American Dream" was just beginning. I learned right away that in the US it doesn't matter where you are from, what color your skin is, what your religious or political beliefs are, the bare English you speak; if you want to make it, you can make it. During my incredible Disney experience I kept in touch with Nicole, whom I met while working at the resort in Mexico, and who eventually became my wife and mother to our son, Leo. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California. Not long after, I decided to follow my manager Jorge's recommendation, who at that time was working as night shift manager because of his daily job as an insurance broker, and obtained my P&C license. Jorge introduced me to the brokerage firm and I signed the contract to become an insurance broker. As time went by, Jorge and I decided to open our own firm and IMB, LLC was formed in August 2016. Though I decided to sell my 50% ownership of IMB to better take care of my newborn, I am still a passive P&C producer for the agency to this day, while working on weekends at Firenze a Tavola, the fine dining concept of Parisi, the Italian restaurant on Tennyson Street. I cannot describe what a blessing it has been for me to step out of my comfort zone and enter the unknown word of insurance and sales. I had never seen myself as a sales person until the moment Jorge pointed out to me that I had this innate characteristic (perhaps I should say that sooner or later everybody is a salesperson at some point in life) but I am proud to say that for me it has been an ongoing career path that led me to write this Business Plan, which I hope you will love, embrace, and, most importantly, contribute to it becoming a solid reality

BUSINESS DESCRIPTION

Mission statement

I proudly promote and educate about the value and importance of the statement "Made in Italy," which represents passion, love of the craft, resilience, creativity, beauty, and innovation, especially through hospitality and food.

Vision statement

Contribute to making Made in Italy the most valuable label in the marketplace, one glass of wine at a time.

Brand

Voghera – Ristorante & Apericena, will be a contemporary Italian wine bar. The word Apericena is a combination of two words: aperitivo (aperitif) and cena (dinner). This concept has been very popular and almost the only concept available today in the area where I am from, Milan. It started in the early 2000s in a few select bars but became widespread in the second decade of century. The concept revolves around the idea of a very agile and informal way of socializing using food and wine as medium. Embracing an apericena does not require any commitment for the customer knowing that the time he/she will spend at that location will not be prolonged like it would be for a more traditional dinner. Small plates and appetizers comprise the largest part of the menu, with wine to pair to complete the experience. This formula not only puts the customer at ease knowing that it can be a quicker meal, but is of great advantage for the restaurant itself by eliminating the struggles and problems associated with carrying and maintaining a large inventory of food, especially the most perishable ones, like fresh meat and seafood, and by cutting labor costs to its bare minimum because there is no need to pay for someone who makes fresh pasta, bread and sauce every day. Voghera intends to position itself as the "place to go" for anybody who wants to experience the real Milanese Apericena, for those who are in search of friendly but authentic Italian food to be paired with only the best of Italian wine. No corners will be cut when it comes to authenticity, even if that means saying no to customers wanting to "customize" some plates, especially if that means diverging away from the traditional recipe (except in the case of allergy/dietary necessity).

MARKET

Target market

I grew up with the saying "50 is the new 20" and I also believe that now "60 is the new 30." Improvements in our diet, a more genuine approach to a healthier lifestyle, along with drastic social changes, are all factors that will benefit a concept like Voghera. Our menu will be reduced in terms of quantity of items and the portions will not be large. It will exist in a rotational menu, giving fresher products, smaller portions but with more seasonal choices. The clients that will be looking for this kind of experience are young professionals and more mature adults going out on a date, trying to avoid a formal restaurant or a loud and more crowded sports bar.

Current market gaps & future trends

Americans are spending more in restaurants, but they're actually eating out less often. NPD Group, a Port Washington, New York-based research and consulting firm, reports that total restaurant visits declined in the third quarter of 2016—and quick-service restaurant traffic, which represents 80 percent of total industry visits, dropped for the first time in five years. The upshot is that consumers are paying more for fewer restaurant meals. The average restaurant meal price has risen by 21 percent over the past 10 years, according to NPD. Real wages, meanwhile, have barely budged for most Americans. Lack of disposable income is one of three main reasons for declining restaurant visits, according to NPD. The Bureau of Labor Statistics reports that the cost of food eaten away from home, which includes restaurant prices, rose 2.3 percent in the fourth quarter of 2016 compared to the same quarter 2015. In contrast, grocery prices fell by 2.2 percent. The Chicago Tribune reported in November 2016 that the difference in prices between eating out and eating at home is the widest it has been in 30 years. Overall restaurant sales are up and wholesale food prices are down, but operator margins are tighter than ever. Labor costs are the primary culprit. PayScale Inc., a Seattle, Washington-based research firm, reported that foodservice and restaurant wages grew by 3.6 percent over the past year, far outpacing the national average.

A concept like Voghera only requires a small number of workers, with the location favorably positioned in a high foot-traffic area, small in size to contain hard-hit costs like labor wages, rent and related expenses. Trends suggests that margin on the traditional way of running a restaurant are going to be decreasing with time due to the above mentioned expenses and volatility of the economy. But on the other side there is an increasing demand for authenticity, healthy and "agile" concepts, also due to the commoditization of information technology that allows people to get to know more about another country's culinary traditions (technology in this case is referenced for the restaurant industry), therefore expecting more genuineness from a restaurant. For many people the idea of opening a restaurant amid the COVID-19 pandemic might seem irrational, especially since the hospitality industry as a whole has been the hardest hit industry, but using facts and not emotions, one can see why it is the best time to execute such plan. The labor market has never been as bountiful, where so many talents are now left searching for new employment, people, especially in wealthy neighborhoods like the ones in the Denver South Metro area are more willing than ever to go out and enjoy the social life that made them famous, especially after 12 months of lockdown. I have experienced on my own skin how hard is to commit to be a full time parent (schools are closed) while working remotely (rumors suggest that the remote work will be the future of many professions), and having a real Italian wine lounge where to relax after 8 hours at home, might be very welcomed. For the last 3 years I have been working at the lower level of Parisi, in the fine dining room called Firenze a Tavola, where I made lifelong friendships with two of its member, who will be joining me in my new venture, on top of creating a base clientele, many of whom come for a drink with us after work.

In today's Denver economy the average fine dining restaurant collects at minimum $50 per customer; just consider the cost of a glass of wine or craft cocktail at $12-15, a small salad $12, pasta dish or small steak $20-35, to be very conservative. Although Voghera as explained before does not fit into the full dining theme, it will fit into the upscale dining category, aiming to match, if not exceed, the average dollar amount generated by the full dining counterparts. $50 per person is a reasonable estimate, of which most of the revenue will come from drinks and wine, which have a lower cost compared to food. Consider an Italian cocktail, freshly crafted behind a modern Milanese-style bar sold for $15, plus a nice high-end red wine from Tuscany for an average of $12 a glass, adding to that a $15 small appetizer and an after dinner "digestivo" for $8. Hours of operations are: 4pm to 9-10 pm, with the kitchen closing at 9-9:30pm, plus Saturday opening all day, from 12 to 12, with kitchen closing at 10. Being a more agile concept customers will not have to commit a full 2.5 hours like a traditional Italian restaurant, therefore leaving more space to turn all tables two times during the week, and at least three times on the weekend. Assuming a reduction in customer volume for the first six months of opening, due to COVID, I estimate the real sale to be around $1,000,000 for the first year. According to the Colorado Restaurant Association, legislators are passing into the Governor's office a proposal that will allow restaurants to permanently sell liquor and wine to-go. Voghera has an advantage compared to other wine bars with its ability to upsell food items in addition to cocktails/wine. This flexibility allows my concept to reduce operating expenses to the bare minimum, leaving myself in charge of carry out orders and one person in the kitchen for food preparation. This allows a cushion to pay for mandatory costs such as rent, loan, utilities and F&B supplies. Having many years' experience in the industry, I know that a reputable, authentic Italian restaurant can generate $2,500-$3,500 in daily sales from to-go orders only. This gives myself and my investors the needed peace of mind to pursue the realization of this dream, even during the uncertainty of our current times.

Revenue breakdown (estimated without Covid)

OPERATING REVENUE & EXPENSES

ANNUAL REVENUE (calculated on a weekly basis) $2,363,040

Mon-Sat	$25 x 30 orders = ***$3,750***	***Lunch TO-GO (x 5 days)***
Monday	$32 x 180 covers = ***$5,760***	***Happy Hour All-Day***
Tue-Wed-Thu	$24 x 30 covers = $720 (***$2,160)***	***Happy Hour (x 3 days)***
	$50 x 75 covers = $3,750 (***$11,250***)	***Dinner (x 3 days)***
Friday	$32 x 50 covers = ***$1,600***	***Happy Hour***
	$50 x 175 covers = ***$8,750***	***Dinner***
Saturday	$30 x 50 covers = ***$1,500***	***Lunch***
	$50 x 175 covers = ***$8,750***	***Dinner***

SPECIAL DAYS (Valentine's – DRW – Xmas Eve – New Year's Eve etc. etc.) +***$50,000***

PRIVATE PARTIES (Birthdays – Wine Dinners – Corporate events etc. etc.) +***$50,000***

ANNUAL EXPENSES (calculated on monthly basis) $2,022,000

Rent + NNN	$13,500	Cleaning	$1,500	Insurance	$1,000
Payroll	$40,000	Marketing	$1,500	C/C Fee	$5,000
Utilities	$2,000	Repairs	$500	Comps/Disc.	$5,000
Inventory	$500	POS fee	$500	Food waste	$1,000
CPA	$500	F&B*	$86,000	Extra	$10,000**

*(Food 25% of Revenue = +- $50,000)

(Beverage 18% of Revenue = +- $36,000)

** (cleaning products, linens, to-go containers, bar consumables, Wi-Fi, alarm, phone etc. etc.)

VOGHERA
RISTORANTE & APERICENA

Demographics & Financial Data

	Population	*Avg. HH income*
Berkeley	9,000	$99,000
West Highlands (Lo-Hi)	9,000	$105,000
LoDo	20,000	$108,000
Sunnyside	10,000	$70,000
TOTAL	**48,000**	**$95,500**

VOGHERA
RISTORANTE & APERICENA

FINAL BRIEFING

1. From every crisis and recession opportunities arise

2. Powerful, versatile and almost non-existent concept: Spanish-style tapas and finger foods but with an Italian twist, run by an Italian. Plus, everything related to Italy and food is always going to be of great appeal

3. Low inventory to be maintained, few employees on payroll to keep expenses toward the lower spectrum, around 30%

4. Italian owner running an Italian wine bar, with 12 years in the hospitality industry, 7 of those in the restaurant sector and the last 4 with the addition of sales with the insurance brokerage

5. Ability to maintain food and liquor cost at a low percentage, respectively 22-25% and 18%, much lower compared to a traditional full dining restaurant

6. Broad and diverse clientele base residing in the trendy Berkeley-LoHi neighborhoods, with high density population made of wealthy young professionals, making Voghera a potential quick cash flowing restaurant

7. Opening desirably estimated summer 2021, leaving enough time for local authorities to ease COVID restrictions and the consumers to gain back confidence in the safety of eating out again, especially now that the vaccine is rolling out.

VOGHERA
RISTORANTE & APERICENA

